

January 12, 2022

Martin Garmendia
Chief Financial Officer
AerSale Corp
255 Alhambra Circle, Suite 435
Coral Gables, Florida 33134

> **Re: AerSale Corp**
> **Registration Statement on Form S-3**
> **Filed January 5, 2022**
> **File No. 333-262009**

Dear Mr. Garmendia:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jennie Beysolow at 202-551-8108 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Shane Segarra, Esq.